Mail Stop 4561

January 29, 2008

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund III Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

      Re: Gateway Tax Credit Fund III Ltd.
              Form 10-K for the fiscal year ended March 31, 2007
              File No. 0-21762

Dear Mr. Oorlog:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Item 2. Properties

1. We note from your disclosure that you have identified individual project
    partnership investments which appear to exceed a 10% significance level in Series
    8 and Series 9 as of March 31, 2007. Further, you have disclosed that you have
    identified individual project partnership investments which appear to exceed a
    20% significance level in Series 7, 10 and 11 as of March 31, 2007. Please tell us
    if any investment in project partnerships exceeded a significance level of 10% or
    exceeded a 20% significance level as of fiscal year end within any of your series
    based upon the project partnership information available as of December 31,
    2006. Please amend your filing to include separate summarized financial
    information for each such investment that exceeded a 10% significance level.
    Additionally, please amend your filing to include separate financial statements for
    each such investment that exceeded a 20% significance level. Reference is made
    to Rule 3-09 of Regulation S-X and such guidance should be applied to your
    quarterly reports on Form 10-Q.

Item 9A. Controls and Procedures

2. Regarding your evaluation of the effectiveness of disclosure controls and
    procedures, we note your conclusion is based upon an evaluation date within 90
    days prior to the filing of your report. Please revise such disclosure in your
    amended filing to disclose your conclusion as of the end of the period covered by
    your report as required by Item 307 of Regulation S-K.

Note 2 – Significant Accounting Policies

Basis of Accounting

3. Your disclosure indicates that you changed the period of amortization for
    intangible acquisition fees during fiscal 2006 from 35 years to 15 years to better
    approximate the period over which the benefits are realized. We also note that
    you made this change very near to the time frame that substantially all of your
    project partnerships reached or were nearing the completion of their underlying
    fifteen year tax credit compliance period. Please help us to better understand why
    the original amortization period was established at 35 years and provide us with
    any available insight with respect to why you did not change the estimated life to
    15 years prior to fiscal year 2006.

Independent Auditors' Reports

4. We note that the audit reports of Donald W. Causey & Associates, P.C. related to Meadowview Apartments, Ltd., Applegate Apartments, Ltd., and Heatherwood Apartments, Ltd. indicate that the audits were conducted in accordance with both PCAOB standards and auditing standards generally accepted in the United States. In accordance with the PCAOB standard, reference should be made to only the standards of the Public Company Accounting Oversight Board (United States). Please include revised opinions from Donald W. Causey & Associates, P.C. in an amended filing.

Exhibit 31.1 and 31.2

5. It appears that you are using an outdated form of certification and that you have made a number of modifications to such form. Please amend your filing to include the current form for certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) and provide such certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief